Mail Stop 3-09

							April 25, 2005


Russell D. Phillips, Jr.
General Counsel and Secretary
Alliance Imaging, Inc.
1900 S. State College Blvd., Suite 600
Anaheim, CA  92806

Re:	Alliance Imaging, Inc.
	Form 8-K dated March 7, 2005
	File Number 001-16609

Dear Mr. Phillips:

	We have reviewed your April 15, 2005 response to our March
28,
2005 comment letter and have the following comment. Where our comment calls for disclosure, we think you should amend your document in response to this comment. Please amend your Form 8-K dated March
7, 2005 and respond to this comment within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If you disagree with the comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. You may wish to provide us with marked copies of the amendment to expedite our review. Detailed letters greatly facilitate our review. Your letter should key your response to our comment. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

8-K Dated March 7, 2005

We have read your April 15, 2005 response to comment 5 of our March
28, 2005 letter. We believe that for the non-GAAP measures to be useful to investors, additional disclosures are necessary. You state that non-GAAP measures are useful because they are a benchmark for measuring operating performance, your ability to satisfy debt service, capital expenditures and working capital requirements and because certain covenants in your debt service are based on similar measures. For each non-GAAP measure, disclose what it means to be a
"benchmark" for measuring operating performance and an "ability to satisfy" debt service, capital expenditures and working capital requirements as these terms are vague. Provide expanded disclosure to put each amount into context and explain what each amount means in terms of being a "benchmark" and "ability to satisfy." In this regard, it may be necessary to also explain the rationale for and limitation of each adjustment to the comparable GAAP amount. We also refer you to our FAQ on non-GAAP disclosures that may be found on website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm in particular answers to questions 8 and 9 for our views and suggested disclosures. Without this additional disclosure, we are not able to understand how the non-GAAP information is useful to an investor. With respect to the debt service covenants, disclose the covenant requirements and their relevance so that an investor may compare the non-GAAP measure to the covenant requirement which will improve the usefulness of the measures to an investor. Also with respect to the debt service covenant non-GAAP disclosures, clarify what you mean by "similar measures," reconcile the differences between "similar measures" and the covenant requirement and explain why the "similar measures" are more useful to an investor than the measure computed based on the covenant requirement.

		You may contact Christine Allen at (202) 824-5533 or me at
(202) 942-1803 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Jim B. Rosenberg
							Senior Assistant Chief
Accountant


cc:	Nicholas S. O`Keefe, Esq.
	Latham & Watkins LLP
	135 Commonwealth Drive
	Menlo Park, CA  94025

??

??

??

??

Russell D. Phillips, Jr.
Alliance Imaging, Inc.
March 24, 2005
Page 1